April 20, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	Impel NeuroPharma, Inc.
Registration Statement on Form S-1 (Registration No. 333-254999)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Impel NeuroPharma, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-254999) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, $0.001 par value per share, so that the Registration Statement may be declared effective at 4:30 p.m. Eastern time, on April 22, 2021, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the underwriters distributed to prospective underwriters/dealers, institutional and other investors and others, approximately 504 copies of the Preliminary Prospectus dated April 19, 2021, from April 19, 2021 through the date hereof.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Cowen and Company, LLC Guggenheim Securities, LLC
As representatives of the several underwriters

By:	Cowen and Company, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

By:	Guggenheim Securities, LLC

By:	/s/ Shiv Taylor
Name:	Shiv Taylor, M.D.
Title:	Senior Managing Director

Signature Page to Acceleration Request